Exhibit 99.2
MAKEMYTRIP LIMITED

NOTICE OF ANNUAL MEETING
NOTICE IS HEREBY GIVEN that an annual meeting (the “Annual Meeting”) of MakeMyTrip Limited (the “Company”) will be held at Ground Floor, Tower A, Plot No. 243, Udyog Vihar, Phase 1, Gurgaon — 122016, India on September 30, 2011 at 5 p.m., Indian local time, and at any adjourned or postponed meeting thereof, for the following purposes:
1.	To consider the annual report of the Company on Form 20-F for the fiscal year ended March 31, 2011 filed with the U.S. Securities and Exchange Commission.

2.	To receive the report of KPMG.

3.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"RESOLVED, as an ordinary resolution,

THAT the appointment of KPMG of KPMG Centre, 31, Cybercity, Ebène, Mauritius as the independent auditor of the Company for the fiscal year ending March 31, 2012, be and is hereby approved; and that the Company’s Board of Directors be and is hereby authorized to fix such independent auditor’s remuneration.”

4.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"RESOLVED, as an ordinary resolution,

THAT the consolidated financial statements of the Company for the fiscal year ended March 31, 2011, and the unconsolidated financial statements of the Company for the fiscal year ended March 31, 2011, be and are hereby adopted.”

5.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"RESOLVED, as an ordinary resolution,

THAT Deep Kalra be and is hereby re-elected as a director on the Company’s Board of Directors.”

6.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"RESOLVED, as an ordinary resolution,

THAT Ravi Adusumalli be and is hereby is re-elected as a director on the Company’s Board of Directors.”

7.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"RESOLVED, as an ordinary resolution,

THAT Philip C. Wolf be and is hereby re-elected as a director on the Company’s Board of Directors.”

8.	To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.
The consolidated financial statements of the Company for the fiscal year ended March 31, 2011 are included in its annual report on Form 20-F for the fiscal year ended March 31, 2011 which has been filed with the U.S. Securities and Exchange Commission. The unconsolidated financial statements of the Company for the fiscal year ended March 31, 2011 are uploaded to the Company’s website http://investors.makemytrip.com.
Please refer to the form of proxy, which is attached to and made a part of this notice. Holders of record of the Company’s ordinary shares at the close of business on the day immediately preceding the day on which the notice is given are entitled to receive notice of and to vote at the Annual Meeting and any adjourned meeting thereof.
You are cordially invited to attend the Annual Meeting in person. Your vote is important. If you cannot attend the Annual Meeting in person, you are urged to complete, sign, date and return the accompanying form of proxy as soon as possible and prior to September 26, 2011. We must receive the form of proxy no later than 48 hours before the time appointed for the Annual Meeting to ensure your representation at such meeting.
Shareholders may obtain a copy of the Company’s annual report, free of charge, from our website http://investors.makemytrip.com, or by email to jonathan.huang@makemytrip.com.

By Order of the Board of Directors,

MakeMyTrip Limited

`	Deep Kalra
Group Chairman and Group Chief Executive Officer
Port-Louis, Mauritius, September 6, 2011

Group Office:	Registered Office:

103 Udyog Vihar, Phase 1	The offices of Multiconsult Limited
Gurgaon, Haryana 122016	Rogers House
India	5 President John Kennedy St.
Port-Louis
Mauritius

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